

Matthew Schmidgall · 3rd     Yonder

COO + Co-Founder at Yonder

Long Beach, California, United States · 500+ connections ·

Contact info

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Over the last two years, I have had the fortune to be wor
on a special project with an incredible group of people.
Through this, I have had the opportunity to meet some o
most amazing and authentic stewards of this planet. The

👍 ❤️ 8

Experience



COO + Co-Founder
Yonder

Dec 2018 – Present · 1 yr 7 mos

Yonder helps you discover and book unique overnight stays and activities at farms, ranches,
vineyards, and other nature immersive escapes. Each of our carefully chosen locations invites

you to connect with nature and the people who steward it.

Yonder was born from a true passion for the natural world and everything it offers. We're driven by a purpose to nurture the kinship between people, plants, animals, and all living things.



Partner

Inqubator LLC

2016 – Present · 4 yrs

Inqubator develops multiple technology solutions products that apply to entertainment, media, apps and retail industries, including large scale metadata management, efficient workflow protocol, application development and interactive visual display solutions.



Managing Partner

Omega | Dinim Software LLC

2014 – Dec 2017 · 3 yrs

Digital media metadata management software. Designed for metadata and asset management for producers to distributors.



Executive Director, Digital Operations

Our Alchemy

2015 – 2016 · 1 yr



Anderson Digital, LLC

2 yrs 11 mos



Director of Media Operations

Jul 2014 – Jul 2015 · 1 yr 1 mo

Oversaw all aspects of distribution operations.

• Responsible for Hiring and managing supervisors
• Oversaw QC, Deployment, Post Production Services Departments   **…see mor**



Digital Content Manager

Sep 2012 – Jul 2014 · 1 yr 11 mos

Greater Los Angeles Area

• Developed content operations department from ground up.

• Hired, trained and managed team of 6+

…see mor

Show 3 more experiences ∨

Education

New York Film Academy
2008 – 2009

Volunteer Experience



Leader
Young Life
2006 – Present • 14 yrs

